Exhibit 12

Atmos Energy Corporation

Computation of Earnings to Fixed Charges

December 31, 2012

	Three Months Ended December 31
	2012	2011
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$125,098	$101,729
Add:
Portion of rents representative of the interest factor	3,141	3,234
Interest on debt & amortization of debt expense	30,522	35,726

Income as adjusted	$158,761	$140,689

Fixed charges:
Interest on debt & amortization of debt expense(1)	$30,522	$35,726
Capitalized interest(2)	475	831
Rents	9,422	9,702
Portion of rents representative of the interest factor(3)	3,141	3,234

Fixed charges(1)+(2)+(3)	$34,138	$39,791

Ratio of earnings to fixed charges	4.65	3.54